

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Vijay Manthripragada
President and Chief Executive Officer
Montrose Environmental Group, Inc.
1 Park Plaza, Suite 1000
Irvine, CA 92614

>   **Re: Montrose Environmental Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Response dated July 13, 2020**
>   **File No. 333-239542**

Dear Mr. Manthripragada:

We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence submitted on July 13, 2020

Appendix B
Recent Developments, page 11

1. We note your statement in your proposed disclosure that your final results "may vary, and such variations may be material." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

2. Please tell us why you believe presenting revenue without presenting additional financial statement line items and narrative disclosure related to your costs or expenses would permit investors to draw appropriate conclusions regarding your financial condition. At a

minimum, please discuss whether the trends evidenced in the preliminary financial results for the period covered are consistent with the trends discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please contact Jennifer López at 202-551-3792 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services